MASTERS EXTRA II VARIABLE ANNUITY (the “Contract”)
ISSUED BY
DELAWARE LIFE INSURANCE COMPANY
DELAWARE LIFE VARIABLE ACCOUNT F
Supplement dated June 30, 2026 to the Notice Document dated May 1, 2026
The following supplements and amends the Notice Document for the above-mentioned Contract. Please read this supplement carefully and retain it for future reference. Special terms not defined in this supplement have the same meanings as in the Notice Document.
NOTICE REGARDING THE AVAILABILITY OF THE COMPANY’S AUDITED FINANCIAL STATEMENTS
Audited financial statements for Delaware Life Insurance Company (the “Company”) for the year ended December 31, 2025 are now available to you online at https://dfinview.com/DelawareLife/TAHD/86680A178?site=Annuity. Copies are also available to you upon request, without charge, by calling (800) 477-6545 or by sending an email request to customer.relations@delawarelife.com. As a reminder, the Company’s 2025 audited financial statements were delayed due to a review of the Company’s affiliate and related-party transactions, which has been completed. The review identified errors relating to the identification and presentation of certain related-party investments and, to correct the errors, the Company has restated certain 2024 disclosures in the Notes to the 2025 audited financial statements. Other than the corrected Notes disclosures, there has been no restatement of the 2024 information set forth in the 2025 financial statements. Please see the Company’s 2025 audited financial statements for additional information.
The financial guarantees we provide under your Contract are supported by the Company’s general account and are subject to the Company’s financial strength and claims-paying ability. The Company’s financial statements are relevant to the Company’s ability to meet its financial obligations under your Contract and should not be considered as having any bearing on the investment performance of the assets held in Delaware Life Variable Account F (the”Variable Acccount”).
Audited financial statements for the Variable Account for the year ended December 31, 2025 are available to you online at https://dfinview.com/DelawareLife/TAHD/86680A178?site=Annuity. Additional copies may be obtained upon request, without charge, by calling (800) 477-6545 or by sending an email request to customer.relations@delawarelife.com.
Please contact us at (800) 477-6545 with any questions regarding the Company’s financial statements, the Variable Account’s financial statements, or your Contract.
THE CONTRACTS REFERENCED IN THIS SUPPLEMENT ARE NO LONGER FOR SALE